Exhibit 10.1

May 2, 2016

Mr. Kevin M. Olsen

2606 Catesby Drive

Waxhaw, NC 28173

~ Offer of Employment for Senior Vice President, CFO ~

Dear Kevin:

On behalf of Dorman Products, Inc., it is with great pleasure I extend this offer of employment to you with an official start date of Monday, June 13, 2016. This offer supercedes all prior oral and written offers of employment wth Dorman. Please know that this offer is contingent upon the execution of our standard non-competition and confidentiality agreements, the submission of and our review of satisfactory references from your previous employers/business associates and the approval of our Board of Directors.

Below are the significant aspects of the offer:

Title and Reporting Relationship

Your title will be Senior Vice President, CFO. Your employment is “at will.” This is the same relationship that all employees have with the Company. You will report to Matt Barton, President & CEO of Dorman Products, Inc.

Compensation

Your salary will be $395,000.00 on an annual basis and paid bi-weekly. In consideration of this offer, you will be expected to complete a non-competition and confidentiality agreement. This form must be signed and notarized on or before your first day of employment.

Signing Bonus

You will be paid a signing bonus of $50,000.00. This will be paid in your first pay period. Your signing bonus will be subject to deductions and clawback if you voluntarily terminate your employment on or before the first anniversary date of your employment.

Incentive Participation

You will participate in our Short-term and Long-term Incentive programs as follows:

•	ST Incentive @ Target – 55%. Bonus for 2016 will be pro rata from date of hire.

•	LT Incentive @ Target – 55% eligible for 2017.

Kevin M. Olsen, Letter of Offer, May 2,2016, continued.

Initial Equity Grant

•	We are pleased to provide you with 14,400 stock options granted at closing price on the last business day before your start date; vesting 25%/year beginning one year after grant; and expiring in 5 years.

•	In addition, we are providing 9,750 time-based restricted shares vesting 1/3 per year over 3 years.

Relocation/Transition

Dorman will provide a lump sum amount of $125,000.00 to cover customary relocation and transition costs. This amount can be allocated in any way that you determine best supports the needs of you and your family. Typically, this would be to cover the transport of household goods, temporary living needs, costs related to the sale and purchase of a new home as well as all other miscellaneous needs related to the move from North Carolina to Pennsylvania.

Benefits

You may elect to participate in Dorman’s benefits program as enjoyed by all Contributors. In summary they include, but are not limited to:

•	Medical, Dental, Vision

•	401 (k) Plan

•	Short and long term disability insurance

•	Life Insurance

•	Tuition Reimbursement

Dorman Products will provide a COBRA bridge payment to ensure continued coverage of you and your family until you are eligible to participate in Dorman Benefit plans. (Approximately 60 days after your start date.)

Vacation

You will receive 10 days of paid vacation in 2016 and 20 days paid vacation each year thereafter. Should you leave Dorman before earning this amount of time in a calendar year, you will only be paid for the amount of vacation time earned according to our normal vacation schedule minus any time taken.

Kevin, we are all very excited about having you as a member of the Dorman family of Contributors. l know through your talents and experience, you will make a substantial contribution to the Company, while also attaining your personal and professional goals.

Congratulations and Welcome!

Sincerely,

/s/ Matt Barton	Kevin M. Olsen	Date: May 4, 2016
Matt Barton	Acknowledged and accepted by:
President & CEO	/s/ Kevin M. Olsen